Sydling Futures Management LLC
1285 Avenue of the Americas - 13th Floor
 New York, New York 10019
December 2, 2014
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Kevin Woody

Re:	AAA Energy Opportunities Fund LLC (the “Fund”)
Form 10-K for the fiscal year ended December 31, 2013 filed on March 24, 2014
File No. 000-54670
Ladies and Gentlemen:
Pursuant to your comment letter dated November 6, 2014, AAA Energy Opportunities Fund LLC (the “Registrant”) acknowledges that:
•	the adequacy and accuracy of the disclosure in its Form 10-K/A is the responsibility of the Registrant;
•
Securities and Exchange Commission (the “Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s Form 10-K/A; and

•	the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*  *  *  *
Please feel free to call the undersigned at (212) 713-2000 with any questions.
Very truly yours,
/s/ Jennifer Magro
Jennifer Magro
Chief Financial Officer and Director
Sydling Futures Management LLC

cc:	Jerry Pascucci, Sydling Futures Management LLC
Rita M. Molesworth, Esq., Willkie Farr & Gallagher LLP
John Cronin, Esq., Willkie Farr & Gallagher LLP